Exhibit E

Form of Letter from the Fund to Shareholders in
Connection with Acceptance of Offers of Tender

iDirect Multi-Strategy Fund, LLC

March 23, 2026

Dear Shareholder:

iDirect Multi-Strategy Fund, LLC (the “Fund”) has received your tender of all or some, as the case may be, of your limited liability company interests in the Fund (the “Shares”). The Fund accepts your tender in its entirety, subject to the following sentence. In the event that the amount of Shares collectively tendered by all Shareholders pursuant to the tender offer which commenced on January 23, 2026 (the “Offer”) exceeds the maximum number of Shares which may be purchased by the Fund under the terms of the Offer (determined, in accordance with the terms of the Offer, as of March 31, 2026) (the “Maximum Purchasable”), the Fund will proportionately reduce the value of each tendering Shareholder’s tender such that no more than the Maximum Purchasable will be purchased by the Fund, and the Fund accepts your tender as so proportionately reduced.

In respect of the Fund’s purchase of all or some, as the case may be, of your Shares, as described above, you are entitled you to receive a payment in an amount equal to the purchase value of your purchased Shares based on the net asset value of the Fund as of March 31, 2026, in accordance with the terms of the Offer. In the event that you have tendered only some (but not all) of your Shares, your account with the Fund must retain at least the applicable required minimum balance (in accordance with the terms of the Offer). Provided that your account does retain, at the least, this required minimum balance, cash in the amount of the payment will be wire-transferred no later than April 17, 2026, unless the valuation date of the Shares in the Fund has changed or the Fund has requested a withdrawal of its capital from the investment funds in which it invests.

You remain a Shareholder of the Fund with respect to any of Shares which the Fund is not purchasing pursuant to this Offer.

Should you have any questions, please feel free to contact one of our dedicated account representatives at (877) 562-1686, Monday through Friday (except holidays), from 7:30 a.m. to 5:00 p.m., Central time.

Sincerely,

iDirect Multi-Strategy Fund, LLC

Enclosure

E-1